LB Pharmaceuticals Inc

One Pennsylvania Plaza, Suite 1025

New York, NY 10119

September 9, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christine Torney, Mary Mast, Doris Stacey Gama, and Laura Crotty

Re: LB Pharmaceuticals Inc

Registration Statement on Form S-1, as amended (File No. 333-289812)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, LB Pharmaceuticals Inc (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on September 10, 2025, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with Divakar Gupta of Cooley LLP at (212) 479-6474 or, in his absence, Brandon Fenn of Cooley LLP at (212) 479-6626.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Very truly yours,

LB Pharmaceuticals Inc

/s/ Heather Turner
By:	Heather Turner
Title:	Chief Executive Officer

cc: Gad Soffer, LB Pharmaceuticals Inc

Marc Panoff, LB Pharmaceuticals Inc

Divakar Gupta, Cooley LLP

Brandon Fenn, Cooley LLP

Marc Recht, Cooley LLP

Minkyu Park, Cooley LLP

William C. Hicks, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

John T. Rudy, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Alok A. Choksi, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.